Exhibit 99.1

Magna International Inc. 337 Magna Drive
Aurora, Ontario L4G 7K1
Main (905) 726-2462
magna.com

PRESS RELEASE

MAGNA ESTABLISHES €500 MILLION EURO-COMMERCIAL

PAPER PROGRAMME

February 3, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) announced today that it has established a euro-commercial paper programme (the “Programme”). Under the Programme, an indirect wholly-owned subsidiary of Magna International Inc. (the “Company”) may issue, from time to time, euro-commercial paper notes (the “notes”) up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. Any notes issued will be guaranteed by the Company and the Programme will be backstopped by the Company’s existing global credit facility. The proceeds from the issuance of any notes will be used for general corporate purposes.

ING Bank N.V. is acting as the Arranger of the Programme and the notes will be offered through a commercial paper dealer group consisting of Bank of America Merrill Lynch International Limited, BNP Paribas, Citibank Europe plc, UK Branch and ING Bank N.V.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 305 manufacturing operations and 95 product development, engineering and sales centres in 29 countries.  We have over 139,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD-LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking statements” under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

DISCLAIMER

This press release does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase or subscribe nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The offer and the distribution of this press release and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release is not an offer for sale of any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company has not registered and does not intend to register any portion of any offering in the United States or to conduct a public offering of any securities in the United States.

UK NOTICE

The communication of this document or any documents or materials relating to the issue of the notes is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or high net worth entities falling within Article 49(2)(a) to (d) of the Order, or to any other persons to whom it may otherwise be lawfully communicated under the Order (such persons together being “Relevant Persons”). The transactions contemplated herein will be available only to, and any investment or investment activity to which this document relates will be engaged in only with, Relevant Persons, and such documents or materials must not be relied or acted upon by persons other than Relevant Persons.